Nova Biosource Fuels, Inc.
2777 Allen Parkway, Suite 800
Houston, Texas 77019
Telephone: (713) 869-6682

September 28, 2006

Via Facsimile (202) 772-9368

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010
Attention: Ms. Jennifer Goeken

Re:                               Nova Biosource Fuels, Inc. (formerly Nova Oil, Inc.) (the “Company”),
Form 10-QSB for Fiscal Quarter Ended April 30, 2006
Filed June 15, 2006
Form 8-K
Filed April 3, 2006
File No. 0-32531

Dear Ms. Goeken:

We are writing in response your August 29, 2006 letter.  For ease of reference, each comment has been repeated below in italics, with our responses set forth below each comment.  The numbering below corresponds to that used in the staff’s comment letter.  We have also supplementally provided to you copies of proposed amendments (change pages only) of the above-referenced filings, marked to show changes from the original filing.

Form 8-K filed April 3, 2006

Completion of Acquisition or Disposition of Assets

General

1.                                       Please confirm, if true, that you were not required to make any disclosures regarding certain relationships and related transactions under Item 404 of Regulation S-B or otherwise advise.

RESPONSE:

We confirm that the Company was not required to make any disclosures regarding certain relationships and related transactions under Item 404 of Regulation S-B in the Form 8-K filed April 3, 2006.

Business

2.                                       Please describe, if applicable, the amount spent during each of the last two fiscal years on research and development activities in accordance with Item 101 of Regulation S-B.

RESPONSE:

Biosource America, Inc., the operating entity legally acquired by Nova Oil, Inc. but, in accordance with SFAS 141, the “accounting acquirer” for disclosure and reporting purposes, did not spend any amounts on research and development activities since the inception of the business on December 1, 2005.

3.                                       Please expand your discussion to clearly indicate who the target market is for the production and marketing of biodiesel and other biofuels. In this regard, please indicate the type of customer you anticipate will purchase your products.

RESPONSE:

In the Plan of Operations section under “Longer Term Plan of Operation,” in the third bullet point, we indicate the target markets and types of customers that would likely purchase biodiesel from us once we are able to finance and build refineries for our own account. We did not believe that an expanded discussion of the marketing of biodiesel would be meaningful or appropriate in the Business section because at the time of the share exchange our business consisted only of designing and building refineries for third parties.  Thus, the marketing of biodiesel would only occur if we were successful in implementing our longer term plan of operations. Accordingly, we decided to include the discussion on the future marketing of biodiesel in the Plan of Operations section. It is our view that including the same discussion in the Business section would be repetitive and that such information has been adequately disclosed under the requirements of Form 8-K and Form 10SB.

Plan of Operations

4.                                       Please support your presentation of a plan of operations discussion given that Biosource Fuels, LLC reported revenues for the fiscal years ended December 31, 2005 and 2004. In this regard, we note that Regulation S-B provides an accommodation for small business issuers who have not had revenues from operations in each of the last two fiscal years, or the last fiscal year and any interim period in the current fiscal year, wherein the registrant may disclose the information required by Item 303(a) and (c) of Regulation S-B.

RESPONSE:

On February 10, 2006, Biosource America completed the purchase of substantially all of the assets of Biosource Fuels, LLC for a combination of cash and a promissory note.  In accordance with paragraph 16 of SFAS 141, we concluded that Biosource America was the acquiring entity of Biosource Fuels for accounting purposes and for purposes of preparing the financial statements to be filed with the Form 8-K in connection with the share exchange with Nova Oil.  Because Biosource America was the acquiring entity for accounting purposes and, although it was recently formed and in the developmental stage, was a substantive business with personnel and assets consisting of cash, a construction contract with a third party and significant intellectual property, we concluded that Biosource America was also the “issuer” for purposes of disclosure under Item 2.01 of Form 8-K.

Because Biosource America did not report revenues for any prior fiscal year, it is our view that the lead-in to Item 303 of Regulation SB requires that we provide the information in paragraphs (a) and (c), i.e., a plan of operations.  Therefore, we reported its plan of operations in the Form 8-K in order to comply with the requirements of Item 303 of Regulation S-B.

Although we believe that Item 303 requires us to provide a plan of operations and does not require a discussion and analysis of financial condition and results of operations until such time as we report revenues from operations for a prior fiscal year, we have voluntarily included such additional disclosure in Item 2 of our quarterly reports on Form 10-QSB for the last two quarters, albeit without comparable information for a prior period because none exists.  At the time of filing of the Form 8-K, we did not believe that an additional discussion in the Plan of Operations section of the Form 8-K regarding our financial condition and results of operations would be meaningful as Biosource America had not yet completed a fiscal quarter for which it reported revenues from operations.

Risk Factors

Decommissioning Costs are Unknown and May Be Substantial

5.                                       We note your statement that “We have not yet determined whether we will establish a reserve account for these potential costs in respect to any of our biodiesel refineries, or if we will satisfy such costs of decommissioning from the proceeds of sales in accordance with general practice.” Please confirm, if true, that you have or will adopt the guidance of SFAS 143 and FIN 47 when appropriate, or otherwise advise.

RESPONSE:

We confirm that we will adopt the guidance of SFAS 143 and FIN 47 when appropriate with respect to future decommissioning costs of biodiesel refineries.  Currently we own one pilot plant and have no legal obligation to dismantle or decommission that plant upon termination of its productive life.

Exhibit 99.1 Bio Source Fuels, LLC

Financial Statements

Statements of Financial Condition, page F-3

6.                                       Please add disclosure to explain the nature of the items included in the line item Accrued expenses to related parties.

RESPONSE:

Disclosures have been added in the proposed Form 8-K/A, including a breakdown of the liability by related party and the nature of the expense.

Note 1 — Summary of Significant Accounting Policies, page F-7

General

7.                                       We note that you have an indefinite lived intangible asset, entitled Patent, totaling $33,260 for the periods presented. Please provide an explanation to support your position that this intangible asset has an indefinite useful life. In addition, please clarify your Impairment of Long-Lived Asset disclosure to clearly indicate when you evaluate your indefinite lived intangibles for impairment under SFAS 142 as opposed to when other long-lived assets are tested for impairment under SFAS 144.

RESPONSE:

The asset ‘patent’ for $33,260 represents a reimbursement to a related party for costs attributable to the development of technology related to our primary process for the manufacture and development of biodiesel fuel.  A patent application had been filed at the balance sheet date but a patent has not yet been issued.  Accordingly, the patent has an indefinite life until such time as it may be issued, and will be amortized over the life of the patent beginning on the date it is granted.

Disclosures have been added in the proposed Form 8-K/A related to the evaluation of indefinite life intangibles for impairment.

Cash and Cash Equivalents

8.                                       Please revise your line item to reflect, if true, that it contains cash equivalents or otherwise revise your disclosure as appropriate.

RESPONSE:

Disclosure has been added to our accounting policy for cash and cash equivalents section of the proposed amended Form 8-K/A to indicate that no cash equivalents existed as of October 31, 2005.

Property and Equipment

9.                                       We note that you are involved in the “construction of a plant for the production of bio-diesel fuel from animal fats and greases.” Please expand your disclosure under this heading to indicate how you account for construction in progress and capitalized interest, if applicable.

RESPONSE:

The acquired entity Biosource Fuels had no construction in progress as of October 31, 2005 or 2004 and therefore no related capitalized interest. We have added disclosure of our expected future accounting policies under the caption ‘assets developed by Bio Source Fuels for its own use’ in the proposed amended Form 8-K/A.

Note 5 — Commitments, page F-9

10.                                 Please expand your disclosure to describe briefly any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company or any of its consolidated entities is a party or of which any of its property is the subject. In addition, please ensure that your revised disclosure concludes using terms defined in paragraph 3 of SFAS 5.

RESPONSE:

Neither the Company nor any of its consolidated subsidiaries had or has any pending legal proceedings that required disclosure under SFAS 5.

Exhibit 99.2 Bio Source Fuels, LLC

Statements of Operations, page F-2

11.                                 We note that you began including a measure for Gross profit in the first quarter Form 10-QSB for the three months ended January 31, 2006. Please tell us whether or not you have included depreciation relating to property, plant and equipment in your determination of Gross profit. In this regard, please note that this measure should reflect the full absorption costing principle and include all costs and expenses associated directly with or allocated to your products and services sold. As such, these costs and expenses should include inventoriable costs of assets incident to or necessary for providing services, including applicable depreciation, depletion and amortization. Although the guidance in SAB Topic 11B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to similarly report a measure of gross profit excluding such amounts. Any depreciation and amortization expense that is related to cost of sales may be displayed on a separate line item, however this item must appear before presenting gross profit and be reflected in that metric. Please modify your presentation as necessary.

RESPONSE:

All revenues reported are for construction contracts and none of our fixed assets is directly involved in this construction, so all related depreciation constitutes a general and administrative expense only.

Exhibit 99.3

Financial Statements

Balance Sheet, page F-2

12.           Please add disclosure to explain the nature of the Escrow deposit, totaling $50,000.

RESPONSE:

We have added the requested disclosure in the proposed Form 8-K/A.

13.                                 Please add disclosure to explain the nature of the items included in the line item Accrued expenses to related parties.

RESPONSE:

We have added the requested disclosure in the proposed Form 8-K/A.

Statement of Cash Flows, Page F-4

14.                                 We note that you received proceeds from the issuance of common stock of $300,000. Please expand your disclosure to explain the facts and circumstances surrounding this receipt of cash.

RESPONSE:

We have enhanced the disclosures related to the issuance of common stock through the addition of Note 5 to the financial statements in the proposed Form 8-K/A as well as reflected non-cash financing and investing activities to the statement of cash flows.

Note 1 — Summary of Significant Accounting Policies, page F-6

15.                                 Please revise your line item to reflect, if true, that it contains cash equivalents or otherwise advise your disclosure as appropriate.

RESPONSE:

Disclosure has been added to our accounting policy for cash and cash equivalents section of the proposed amended Form 8-K/A to indicate that no cash equivalents existed as of January 31, 2006.

Exhibit 99.4

Pro-Forma Statement of Operations, page F-3

16.                                 Please reconcile the pro forma adjustment of 6,000,000 to the weighted average of shares/units outstanding to the pro-forma balance of 60,000,000 shares.

RESPONSE:

We have revised the Pro-Forma Statement of Operations in the proposed Form 8-K/A to exclude the pro forma adjustment of 6,000,000 to the weighted average shares outstanding as no additional shares were issued as a result of the recapitalization.

17.                                 We note your pro forma condensed income statement presentation for the year ended October 31, 2005 on page F-4. Please support the relevance of the figures included in the column for Biosource America, Inc. from December 1, 2005 to January 31, 2006. In addition, it appears there is a typographical error in reference to the January 31, 2005 period.

RESPONSE:

We have corrected the typographical errors and made other clarifying changes in the proposed Form 8-K/A. As noted by Rule 11-02(a) of Regulation S-X, the objective of pro forma financial information is to provide investors with information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time.  The intent of the figures included in the column for Biosource America was to show the impact the additional general and administrative expenses would have had on the results of operations of the combined companies if the acquisition had occurred on the dates indicated. The presentation for the year ended October 31, 2005 has been corrected to remove the expenses incurred by Biosource America outside of this period.

18.                                 We note that the amount presented for Property & equipment including pilot plant of $1,025,000 does not agree with the amount presented as a pro forma adjustment on page F-2, totaling $680,488. Please reconcile.

RESPONSE:

The amount presented as a pro forma adjustment on page F-2 totaling $680,488 represents the increase in the carrying amount from Biosource Fuels cost basis to fair market value as reflected in the asset purchase agreement for the pilot plant. The amount presented in the pro forma column of $1,025,000 is the fair market value of the pilot plant.

Form 10-QSB for the Fiscal Quarter Ended April 30, 2006

General

19.                                 In order to avoid duplicating comments, please revise your interim report on Form 10-QSB as necessary to comply with all applicable comments written on your Form 8-K above. As applicable, your revisions should include enhanced disclosure to MD&A, the financial statements, and notes to the financials statements.

RESPONSE:

We have added revised disclosures necessary to comply with all applicable comments on our Form 8-K to our Form 10-QSB/A included with this response and will make conforming revisions in a Form 10-QSB/A for the quarter ended July 31, 2006 upon the conclusion of your review.

Note 2 — Summary of Changes in Significant Accounting Policy

Property Plant and Equipment

20.                                 We note that you calculate depreciation “using the straight line method over the properties’ estimated useful lives of five years.” Please confirm, if true, that you have assigned useful lives of five years to all of your property, plant and equipment or revise your disclosure as appropriate.

RESPONSE:

We have added the requested disclosure in the proposed Form 10-QSB/A.

Note 3 — Construction Contracts

21.                                 Please reconcile the amount presented for Cost incurred on uncompleted contracts of $4,445,730 with the amount reported as Cost of revenues on the consolidated statements of income of $4,450,530. In addition, please tell us how the amount presented as Total reconciles to the two amounts presented. In this regard, we note that the difference between the two amounts presented is $5,651,010.

RESPONSE:

We have reclassified certain expenses in the statement of operations ($4,800), which were originally classified as cost of contract revenues to selling, general and administrative expenses in the proposed Form 10-QSB/A. We have also added Note 10 to disclose such reclassifications.

Note 4 — Business Combination

22.                                 Please provide the interim disclosures required by paragraph 58 of SFAS 141 with respect to the acquisition of Biosource Fuels, LLC.

RESPONSE:

We have added the requested disclosure in the proposed Form 10-QSB/A.

23.                                 We note that you recorded a total of $4,450,000 of intangible assets as a result of the purchase of Biosource Fuels, LLC. Please confirm, if true, that you have assigned an indefinite life to these intangibles and provide an explanation to support your position that these assets have an indefinite useful life. In addition, please expand your significant accounting policy footnote to clearly explain the useful lives of these assets. Furthermore, please provide additional disclosure surrounding the patent acquired through issuance of a short term note of $250,000.

RESPONSE:

We confirm that we have assigned an indefinite useful life to these intangibles.  The intangible assets referenced by this comment include intellectual property and proprietary technology related to the processes developed by the acquired entity with respect to the synthesis of biodiesel and other biofuels from animal and vegetable based fats, oils and greases.  The value of intellectual property and proprietary technologies and, accordingly, the life of these intangible assets is dependent upon such factors as the cost of different sources of energy, the cost of feed stocks and other processing costs for the subject technology as well as other economic factors.  The primary legal protections for these intangible assets, trade secrets laws, have no expiration date and they are not subject to or derived from any contractual agreements.  Paragraph 11 of SFAS 142 provides that if no legal, regulatory, contractual, competitive, economic or other factors limit the useful life of an intangible asset to the reporting entity, the useful life shall considered indefinite.  Paragraph 11 also provides that the term “indefinite” does not mean infinite. Management has made an assessment of these factors pursuant to SFAS 142 and determined that these intangible assets have an indefinite life.

We have added the requested disclosure with respect to indefinite life intangibles in the proposed Form 10-QSB/A.

We have added the requested disclosure concerning the acquisition of the patent by adding Footnote 9 in the proposed Form 10-QSB/A.

Note 6 — Conversion of Debt to Equity

24.                                 Please tell us whether the amount of the note payable issued for the acquisition of Biosource Fuels, LLC was for $5,000,000 as disclosed within this note or $6,000,000 as disclosed within footnote four and clarify your disclosure as appropriate.

RESPONSE:

This was a typographical error as the note was for $5,000,000, which we have corrected in the proposed Form 10-QSB/A.

25.                                 Please describe the methodology you used to determine that the value of the common stock issued for the note payable was $4.81 per share on April 28, 2006.

RESPONSE:

We have added the requested disclosure in the proposed Form 10-QSB/A stating that we used the closing price for the shares as quoted on the OTC Bulletin Board System on the date of the transaction.

Note 7 - Warrants

26.                                 Please tell us how you have accounted for the placement agent’s exercising its “right to 69,500 stock purchase warrants, exercisable at $0.14 per share.” In this regard, please ensure that your response addresses whether or not the warrants represent derivative liabilities that should be accounted for in accordance with SFAS 133.

RESPONSE:

We have clarified the disclosure to more appropriately describe the outstanding warrants as of April 30, 2006. These warrants have not been exercised.

We have also addressed this issue in accordance with SFAS 133. These warrants do not contain a liquidating damages clause that might result in an uneconomic settlement. The warrants are not based upon a variable such as a market price index or other changing benchmark.  The number of common shares to be issued as a result of the warrants is within the control of the Company and no other derivative risk factor or characteristics are present. Accordingly, these warrants have not been treated as a derivative liability.

Note 8 — Subsequent Events

Equity Incentive Plan

27.                                 We note that you issued options in April 2006 under your 2006 Equity Incentive Plan (the “2006 Plan”) and that you did not recognize compensation expense for any of these options because they “were not vested as of April 30, 2006 as the registration of the shares became effective on June 5, 2006.” We further note your disclosure within footnote two that you “elected to adopt the provisions of FAS-123R effective December 1, 2005, under the modified prospective transition method.” Please support your conclusion that you were not required to recognize compensation cost under the guidance in SFAS 123(R).

RESPONSE:

SFAS 123(R) requires an entity to recognize goods acquired or services received in a share-based payment transaction when it obtains the goods or as services are received, and indicates that an entity may need to recognize an asset before it actually receives goods or services if it first exchanges share-based payment for an enforceable right to receive those goods or services.

The options issued under our 2006 Equity Incentive Plan were not enforceable options to acquire the shares until such time as the registration of the shares subject to the option agreement became effective, which occurred on June 5, 2006, and the option recipients had no enforceable right to cause such registration. Accordingly, we appropriately recognized no compensation cost related to these options as of April 30, 2006.

* * *

We acknowledge that:

•                                          we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the staff’s comments.  Should you have any additional questions or comments, please do not hesitate to contact the undersigned at (713) 869-6682 or Roger W. Bivans of Baker & McKenzie LLP at (214) 978-3095.

Very truly yours,

NOVA BIOSOURCE FUELS, INC.

By:	/s/ Leon van Kraayenburg
Leon van Kraayenburg
Vice President of Finance

cc:           Ms. Jill S. Davis, United States Securities and Exchange Commission
Roger W. Bivans, Baker & McKenzie, LLP